



ADVANCING KEY PROJECTS IN TANZANIA







THE CHAIRMAN'S REPORT 2014

Tanzanian Royalty
EXPLORATION CORPORATION

Overview



Tanzanian Royalty is a gold company focused on the Lake Victoria Goldfields of Tanzania. The Company's unique business strategy is to enter into partnerships with exploration and mining companies in order to receive royalty income prior to production, as well as throughout commercial production, from exploration projects owned by the Company. More recently, the Company has also been focusing on advancing key projects from exploration to production in partnership with the State Mining Corporation ("Stamico") on behalf of the Government of the United Republic of Tanzania.

During 2014, Tanzanian Royalty continued with the mine development and construction on the advanced exploration Buckreef project.

Based on the most recent NI 43-101 Technical Reports for the Buckreef, Kigosi and Itetemia projects, cumulative Measured and Indicated resources amount to 59.8 million tons @ 1.26 grams per ton gold that contain approximately 2.4 million ounces of gold; and Inferred resources amount to 33.7 million tons @ 1.22 grams per ton gold that contain approximately 1.3 million ounces of gold.

The Buckreef South Pit and Buckreef Main sites are now in mine development as construction of low cost heap leach pads and carbon in column (CIC) recovery plant continued. The conceptual management plan envisages a build-up of annual production from an initial modest level of approximately 40,000 ounces per year; then aims to reach an annual production level of approximately 150,000 ounces per year, and by the end of the five-year period management targets a production rate of approximately 200,000 ounces of gold per year.

2014 Highlights

- A Memorandum of Agreement of Sale (MoS) was entered into with DMO Technological Services Ltd. of Zimbabwe and Buckreef Gold Company Limited for the purchase of a carbon in column (CIC) plant for the proposed 1000 tonnes per day ("tpd") heap leach operations at Buckreef. The CIC heap leach process plant fabrication which includes carbon adsorption unit, carbon elusion unit, electro twinning unit and gold room unit designs has been completed as were fabrication works for the project.

- The project successfully completed the construction of four heap leach pads with dimensions of 100 metres by 30 metres each, as scheduled.The completion of the heap leach pads and preparing the Buckreef South Pit for mining were two of the major objectives in our critical path to production.

- The Tanesco electric power line (33Kv) connection to the Buckreef camp 100kVA, 33/0.4/0.23kV sub-station was completed. The construction of the 500m overhead power line from the nearby Tanesco main line was contracted to electrical contractors Agape Enterprises Ltd. The activities completed by the contractor included bush clearing of the 500m route from the Tanesco line to the Buckreef substation, erection of seven wooden electric poles on the line, fixing conductor wire string, and installation of a power drop-down transformer.

- An updated internal costing study was completed based on a revised heap leach processing recovery method which incorporated the combination of crushing the material to be processed to the required size fraction and stacking it on the pads for irrigation. This was then integrated into a final mining

plan including multi open pit schedules. The study has undergone internal and external review. Optimisation of the mining and processing rates, capital estimate scheduling, and the final design were approved by the Company's Technical Committee and Board of Directors.

- A Grade Control drilling program was completed at the South Pit where a total of 6727m were drilled from 282 holes using a 5m x 10m x 24m grid to define and confirm Buckreef South mineralized zone as defined from the Buckreef block model.The drilling confirmed two distinct mineralized zones termed as Buckreef South Zone One and Zone Two with an average grade of 3.16g/t Au and 5.31g/t Au respectively over average mineralized intersection widths of 7.65m and 10.5m respectively.

- The total mineralized stockpile at the Run Off Mine (ROM) Pad, Heap Leach Pad1 and Heap Leach Pad2 constitutes 76,646.25 tonnes @ 1.96 g/t Au for 4,828.68 ounces of which 51,665 tonnes @ 1.68 g/t Au for 2,786.32 ounces, are located on the ROM Pad, 22,855.5 tonnes @ 2.38 g/t Au for 1,746 ounces are on Heap Leach Pad1 and 2,126.25 tonnes @ 4.31 g/t Au for 294.37 ounces are loaded on Heap Leach Pad2.

- Buckreef Project Environmental and Social Impact Assessment Study (ESIA) was completed and a certificate of Environmental Impact Assessment (EIA) was awarded to the Buckreef project.

- Water Use Permit from Lake Tanganyika Basin Water Board and Occupational Safety and Health (OSHA) Compliance registration certificate were in the acquisition process after payment for water permit and given Provisional Water Use Permit while other steps for processing the final permits are underway according to the Water Resource Management Authority (WRMA) No. 11 of 2009.

- The main activity completed for the Itetemia project is the final metallurgical test work and process engineering designs undertaken by MaSS Resources company.



The CEO's Review 2014



Historians of the future may well consider this year to have been the most significant to date for our company. It will have marked our transition from an aggressive exploration entity to an enterprise committed to completing construction and commissioning an operating mine.

I am referring of course to our commitment to launch our first producing mine, situated at our showcase Buckreef property - a property whose last drill program resulted in the resource estimate set out on page 8.

I will not pretend to minimize the obstacles we have had to overcome to get where we are. Delays were the result of a wide variety of factors, including late delivery of our environmental certificate, as well as a cash squeeze that required the negotiation of a convertible debenture financing. (T o date we have paid down $1,400,000 US and our expectation is that by 'second pour' we should be able to eliminate the entire debt, primarily via cash).

Not to mention the currently hostile environment for precious metals and mining, an environment where the markets are valuing the assayed and proven in-ground assets of miners – relative to the actual price of bullion – at absurdly low ratios not seen since the early portion of the last century .

In this brutal landscape – a landscape where even senior miners have been driven to seek the protection of the bankruptcy court – the record will clearly show that Tanzanian Royalty not only survived, but in fact made good on its promise to transition into a fully producing entity.

Our secret weapons were hard work, doggedness, and a ceaseless determination to create shareholder value.

Just recently, the runway at Buckreef was extended by 1000 feet to accommodate twin-turbine fixed-wing aircraft, instead of the more common single-helicopter pad. This represented both a decrease in operating costs as well as an increase in transport ef ficiency.

We successfully negotiated an arrangement with a major Swiss refinery - a contract that required more than two months of due diligence in order to certify our practices and procedures as ethical and environmentally compliant.

According to this agreement, product will be moved by air from the new mining operation directly to Dar es Salaam, at which point it will board a Swiss air flight for its final leg to Zurich, Switzerland. Our 'Gold doré' will be fully insured from takeoff to landing.

Once in Switzerland, the contract requires analysis to be completed within 72 hours, and full payment to be made via bank wire by the sixth day.

We also negotiated a special arrangement with key suppliers to remain on-site after opening the mine, in order to assist in imparting key skill sets to our staf f, and thereby making this transition a smooth one.

Nor do we intend to rest on our laurels. We will remain both a production and an exploration firm.

Achieving maximum financial leverage in this challenging mining environment required a re-assessment of our go-forward strategy. We concluded that, rather than focus on a single target or project, the key was to serially re-task cash flow from one commissioned operation toward the development of yet another producing property, then to another, then to another, and so on.

We are confident that future results will validate this decision, even though such a strategic change resulted in yet more delays.

Cash flow from our first producing mine will be used not only to pay down debt, but also to continue to push forward with production plans at Tembo, Bingwa, and Itetemia. (We are, in fact, already licensed to mine at both Tembo and Bingwa.)

Overall, we anticipate exploration and expected development of at least four upcoming projects before ultimately turning our focus to the much larger Buckreef Main Zone.

If Buckreef Main Zone, after final assaying, is confirmed to be as promising as initially hoped, this revamped strategy should leave the company cash-ready for its proper development, at that future stage.

As we pursue this plan to sequentially open producing mines, we also intend to revive the business model that so well distinguished our sector back in the 1950s – and "share the wealth" with our loyal shareholders via dividend payouts in cash or in kind.

(According to financial folklore, this tradition has its roots with an infamous distillery from the 1940s that delighted its investors by offering them a choice of cash ... or potable product.)

I am well aware that the current period has been trying for both junior miners, and also for investors in that same sector. We have been beset both by record-low valuations, as well as by many unfounded and alarmist prognostications concerning the future of our industry.

History teaches us that these bear markets in the PM space -- where, currently, bizarre distortions in the "price discovery mechanism" for bullion have punched out a price per ounce actually below the production cost of many senior firms – are generally an anomaly, and short-lived.

In the meantime, your company will focus on the four key goals it had always intended to pursue: Exploration, Licensing, Pours, and Profits.

I thank you for your patience, and I express my sincere hope and expectation that you will find such patience to be well rewarded in the months and years to come.

James E. Sinclair,
CEO and President

The Chairman's Report 2014



Dear Friends and Fellow Shareholders:

The past couple of years have been undeniably trying for Tanzanian Royalty shareholders. The Company is striving hard to transform these tribulations into rewards, with the ensuing first gold pour expected soon. The Heap Leach Pads 1 and 2 have both been loaded with material, ready for irrigation and to subsequently under go treatment and eventual gold pour. Gold is well on its way. The transition from a junior to a senior gold exploration company and onwards to a gold producer is a process that requires careful management, especially when raising funds in international money markets has been very dif ficult in recent years. The process of transition is very dif ficult as it requires hiring employees with dif ferent skill sets and retrenching employees whose trade and skills become redundant. Both these steps are time consuming and expensive. The purchasing and hiring of mining plants is an expensive process as well. Your Company has managed to navigate this route successfully but the process has not been without challenges and dif ficulties. I am pleased to report that these difficulties are coming to an end whilst your company is steadily and steadfastly working toward a gold pour.

With the Company's close-to-surface mining project at Kigosi, governance issues within the Ministry of Natural Resources & Tourism have meant that the process to de-gazette the area for mining has taken longer than expected. Your Company is hopeful that its ef forts surrounding the de-gazetting of a small portion of the Kigosi Game Reserve for corporate and national development will bear fruit during 2015/2016.

The Company's management remains well respected in Tanzania and among Tanzanians and their government. Your Company continues to be compliant with the laws and regulations of its host country and deliberately keeps free of meddling in politics or in matters that do not concern its investments. This has been the mantra behind its success in Tanzania. The respect that your Company enjoys at the national stage is mirrored by the respect and cooperation that it enjoys at the local stage and around the communities that surround the Buckreef gold mining project and elsewhere in The United Republic of Tanzania.





Accounting and Administration

During the year ended August 31, 2014, the company continued managing funds in a responsible manner, mindful of the funding required for the mine construction phase. During 2014, the Company continued to adhere to financial monitoring and controlling mechanisms. Quarterly and Annual reports were compiled and filed in a timely manner. This was the case both at the corporate level and in Tanzania. The Company further initiates frequent financial controls to make sure that every dollar spent brings added value to the corporation.

Community Relations

The Company's excellent relations with the community did not happen by default, but rather by deliberate and determined efforts in offering opportunities to the community, by working towards fostering their economic empowerment whilst at the same time ensuring that the initiatives protect your Company and uphold shareholder value. During 2014, improvements in the physical infrastructure surrounding the Buckreef mine were undertaken, specifically by way of upgrading approximately thirty kilometers of roads and main bridges, leading to and from the Buckreef Gold Project. The upgraded roads are now passable throughout the year. Your Company also constructed a new police post (ensuring security and patrols), and contributed to the community by constructing a new dispensary at Mnekezi Village for the health of the community. We also added value to scientific learning, key to any national development programme of any country, by constructing a laboratory at Kaseme Secondary School. All these initiatives bode well for the health and security of both the community and the mine as well.

Getting ready to Mine

In complying with Tanzanian mining regulations and indeed in our march towards mining and an eventual gold pour, your Company has hired employees with needed skill sets in mining. The Company has hired a Metallurgist, and is actively seeking to hire a Mining Engineer and a Mining Surveyor. In addition to this, the Company has hired an Environment, Health and Safety Officer. Your Company is busy evaluating the utility of non-mining positions with a view of increasing positions directly geared towards mining. Mining experience with a CIC, CIL and/or other mining plants have become critical hiring criteria for the top project field management team. Mining in 2015 has become the mission.

MINE DEVELOPMENT AND MINE CONSTRUCTION PROGRESS

BUCKREEF PROJECT

New Mineral Resource and Mineral Reserve Estimates

To review, in 2013 a Mineral Resource estimate was completed on the BRMA based on the geological models supplied by CAE Mining. The Mineral Resource estimate was informed by both the diamond drilling and reverse circulation drilling results and a Mineral Resource block model was confined by wireframed interpretations of the volumes of the individual prospects as developed by CAE Mining using Datamine™ Studio 3 (version 3.21.7164). Venmyn Deloitte carried out the grade estimation using Ordinary Kriging (OK), using Datamine™ Studio 3 (version 3.20.5321).


Pad # 1 - Ore Loaded
Emergency Pond
Barren Solution Pond
Intermediate Solution Pond
Pregnant Solution Pond
Pad # 2
Pad # 3
Pad # 4

The Buckreef Project was modeled for gold grade only using the shell of the wireframe models as hard boundaries. Only data within the wireframes were used in the estimate. The variogram ranges were used to define the search ellipse and each domain was estimated separately. The definition of narrow mineralised stringers which frequently change strike direction posed a difficulty to the estimation process but this issue was solved by the use of Local Anisotropy Kriging (LAK) for the stringers implemented through Datamine™'s dynamic anisotropy functions. Specific Gravity values from all prospects and the three alteration zones namely; fresh, transitional and oxide are sufficient for the estimation purposes. Topographic surface models were provided by the Company.

NI 43-101 Compliant Mineral Resource Estimate for Buckreef Mining Area (BRMA) as at 29 November 2013.

PROSPECT	MEASURED					INDICATED					INFERRED					EXPLORATION TARGETS - Unclassified				
	Volume (Mm³)	SG	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Volume (Mm³)	SG	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Volume (Mm³)	SG	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)	Volume (Mm³)	SG	Tonnes (Mt)	Grade (g/t)	Contained Gold (oz Au)
Buckreef Prospect																				
Sub-total	3.260	2.73	8.902	1.72	491,529	4.764	2.75	13.100	1.41	594,456	2.710	2.78	7.528	1.33	322,902	1.577	2.78	4.385	1.10	155,321
Eastern Porphyry																				
Sub-total	0.032	2.69	0.087	1.20	3,366	0.381	2.66	1.016	1.17	38,355	0.474	2.61	1.239	1.39	55,476	0.508	2.61	1.324	1.14	48,664
Tembo Prospect																				
Sub-total	0.006	2.70	0.017	0.99	531	0.074	2.50	0.185	1.77	10,518	0.109	2.45	0.267	1.93	16,521	0.042	2.28	0.095	1.12	3,429
Bingwa Prospect																				
Sub-total	0.387	2.34	0.906	2.83	82,387	0.232	2.45	0.569	1.38	25,274	0.122	2.57	0.312	1.29	12,922	0.019	2.56	0.049	1.25	1,982
Total	3.685	2.69	9.912	1.81	577,813	5.452	2.73	14.870	1.40	668,602	3.416	2.74	9.345	1.36	407,821	2.146	2.73	5.853	1.11	209,397
TOTAL	**3.68**	**2.69**	**9.91**	**1.81**	**578,000**	**5.45**	**2.73**	**14.87**	**1.40**	**669,000**	**3.42**	**2.74**	**9.35**	**1.36**	**408,000**	**2.15**	**2.73**	**5.85**	**1.11**	**209,000**

Source : Venmyn Deloitte 2013, CAE Mining 2013 and TRX 2013
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
Mineral Resources reported inclusive of Mineral Reserves (although no Mineral Reserves are reported)
Cut-off Grade 0.5g/t Au
Estimates over variable widths to 1m to 40m
Specific Gravity ranges 2.0 to 2.8
Inconsistencies in totals are due to rounding
55% attributable to TRX

Mine Construction for Heap Leach Pads

The construction work of four heap leach pads on the proposed Buckreef Heap Leach mine was started in the second quarter and was successfully completed in the third quarter 2014 under a contract awarded to Yale Constech Company Ltd. Four pads, each 100m x 30m size were constructed, and the construction work also included installation of high density polyethylene liner and geo-textile membrane on the base of the pad, 19mm size of aggregates with a layer of 300mm thick pipe installation on the pads designed to collect leached gold solutions from the leach pads to the pregnant pond and intermediate pond.

Mine Construction of Carbon In Column r ecovery plant

A Memorandum of Agreement of Sale (MoS) was made and entered into by DMO Technological Services Ltd. of Zimbabwe and Buckreef Gold Company Limited for the purchase of a carbon in column (CIC) plant for the proposed 1000 tpd heap leach operations at Buckreef. The CIC heap leach process plant fabrication includes a carbon adsorption unit, carbon elusion unit, electrowinning unit and gold room unit.

BUCKREEF PROJECT

LOCALITY AND REGIONAL INFRASTRUCTURE OF TANZANIA


LEGEND
Capital City
Towns
Roads
Railway Lines
Powerlines
International Boundaries
Provincial Boundaries
Rivers
Lakes and Dams
Conservation Areas
Mountain Ranges
Project Area
TANZANIA
N
UGANDA
Lake Victoria
Lake Naivasha
Nairobi
Bukoba
Musoma
RWANDA
Kigali
KENYA
2°S
BUCKREEF PROJECT
Mwanza
Serengeti National Park
Lake Natron
Ngorongoro Conservation Area
Kilimanjaro Game Reserve
Tsavo National Park
Bujumbura
BURUNDI
B3
Shinyanga
Lake Eyasi
Lake Manyara
Arusha
N23
Moshi
B8
Kahama
Kigosi Game Reserve
Tarangire National Park
B141
B1
Kigoma
Singida
Tabora
Tanga
A14
6°S
Dodoma
B129
Mpanda
Lake Tanganyika
Mtera Dam
A7
Dar es Salaam
Morogoro
B8
Ruaha National Park
DRC
Iringa
A7
Kidatu
Sumbawanga
Lake Rukwa
A104
Milumi National Park
Indian Ocean
Mbeya
ZAMBIA
10°S
Lindi
Mtwara
Songea
A14
Lake Bangweulu
0
Scale:
400km
MALAWI
MOZAMBIQUE
30°E
34°E
38°E
D1598_TRX CPR Update_2014

Open Pit Mining

Open pit mining showed a steady increase in both total tonnes and mineralized tonnes mined. In spite of the high rainfall and ground water the mining team completed the year ahead of budget and increasing the stockpile of mineralized material.

Environment

The Buckreef ESIA was undertaken according to National Environmental Management Council (NEMC) performance standard. In accordance with the Environmental Management Act, 2004, the environmental management plan (EMP) was successfully subjected to an annual independent audit.

In line with the plan, the Heap Leach pads were lined to prevent contamination of ground water and three piezometric monitoring holes were drilled down slope to monitor the ground water .

Comprehensive air, noise, surface water and ground water monitoring programmes were implemented to provide early indications and thus enable timely mitigation of any potential impact. A waste management plan was also implemented and structured to optimise recycling. The closure liability was updated and closure financial guarantee provided to this effect.

Community

Throughout the year, significant improvements were made to the surrounding infrastructure, especially demolishment of the old Buckreef processing plant, and upgrading of approximately 30 kilometres of Buckreef - Katoro road, construction of new police post, upgrading of the Mnekezi Dispensary and contribution to the construction of Kaseme secondary school laboratory.

Kigosi Project

The Kigosi Mining Licence and ESIA certificate were both granted to the Kigosi Project in the period. We considered a number of potential production scenarios for the Kigosi Project. One scenario is the potential for a modest low-capital start-up operation based on extracting gold from extensive surface rubble and gravel mineralization which has been the subject of a NI 43-101 Technical Report. The Kigosi gravel Coarse Gravity Recovery testwork final report using a Python Gekko gravity recovery process system was completed. The testwork indicates positive results as the overall gold recovery, based on pre-concentration by gravity and flotation, followed by intensive cyanide leaching at a grind size of 80% passing 0.106mm size, is 95.2%. This is based on a sample with a calculated head grade of 3.93 g/t Au; leach residue grade is 0.05 g/t and flotation tailings grade is 0.25g/t. The overall gold recovery achievable at the different leach conditions was determined using the average calculated head grade. The Table below summarises the testwork results for the Kigosi gravel:

Test ID	Calc Au Head Grade (g/t)	Pre-concentration Recoveries (%)	Leach Recoveries (%	Overall Au Recovery (%)	Residue Au (g/t)
LBUC 01 (Concentrate @ P80 As-is)	3.93	95.3	99.1	94.2	0.51
LBUC 02 (Concentrate @ P80 106 m)	3.93	95.3	99.9	95.2	0.05

The Kigosi Project area remains subject to a Game Reserve Declaration Order . Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining Licence. The procedures for degazzetting the Kigosi mining licence project area from a game reserve area to a mining area on the government gazette have not yet been completed by the government of Tanzania.



Itetemia Project

The Itetemia gold deposit includes the Mineral Resources of the Golden Horseshoe Reef ("GHR"), and is an advanced stage exploration project focusing on the development of the GHR. Significant metres of drilling and sampling so far completed over the GHR and surrounding areas has culminated in the estimation of the following Mineral Resources, by CSA Australia Pty (Ltd) ("CSA"). The gold resource numbers for the GHR are as at 8th March 2011 using a cut-off grade of 1.0g/t:-

Domain	Classification	Volume (m^3)	Tonnes (t)	Grade (g/t)	Ounces (oz)
Main Lode	Indicated	816,000	2,390,000	3.14	241,000
	Inferred	355,000	1,053,000	3.68	125,000
	Total Main Lode	**1,171,000**	**3,443,000**	**3.31**	**366,000**
Footwall Lode	Indicated	816,000	2,390,000	3.14	241,000
	Inferred	355,000	1,053,000	3.68	125,000
	Total Footwall Lode	**269,000**	**789,000**	**2.23**	**57,000**
	Total Indicated	**957,000**	**2, 799,000**	**2.96**	**266,000**
	Total Inferred	**483,000**	**1,433,000**	**3.39**	**156,000**

Rounding results in computational discrepancies.

The main activity completed for the Itetemia project were the studies (final metallur gical testwork, process engineering designs, etc.) undertaken by MaSS Resources company . The ESIA studies, contracted to Efficient Consultants environmental experts, are near completion and the report has been submitted to NEMC for approval in connection with an application for a certificate of environmental impact assessment.

Luhala Project

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralisation is stratabound shear-zone hosted gold mineralisation (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginised mafics and felsics.

Varying amounts of drilling and sampling have been conducted over the various deposits at Luhala, which has to-date resulted in the estimation, by CSA, of the following Mineral Resources for Luhala as at 8th March 201 1 using a cut-off grade of 1.0g/t:-

Domain/ZONE	Classification	Volume (m^3)	Tonnes (t)	Grade (g/t)	Ounces (oz)
Kisunge Central	Inferred	410,000	870,000	1.76	48,900
Kisunge East		110,000	240,000	2.15	16,800
Kisunge South		60,000	120,000	1.68	6,300
Shilalo South		100,000	200,000	2.47	15,900
Shilalo West		200,000	430,000	1.73	23,900
Total Luhala Project		**880,000**	**1,860.000**	**1,87**	**112,000**
Total Inferred		**880,000**	**1,860.000**	**1,87**	**112,000**
Grand Total		**880,000**	**1,860.000**	**1,87**	**112,000**

Rounding results in computational discrepancies.

The Company is currently seeking bids to prepare the study required in connection with an application for a mining licence for the Luhala Project.

Lunguya Project

The Lunguya gold project is situated on a major NW -SE regional shear zone which extend north into the Bulyanhulu gold mine (>10M oz). Gold in these shear zones occur in narrow shear -foliated quartz veins in sheared contacts between basalts and granites. Potential for the discovery of an economic resource from Luhala can be inferred from active small scale mining activities which are contiguous with Luhala. Work so far completed at Luhaha has identified bull's eye gold in soil anomalies and RAB-drilled contact along the granite-greenstone contacts. Reassessment is ongoing to determine whether additional work is required to upgrade the resource.

Exploration Projects

Following the Company's decision to include mine development in its strategy of working toward generating maximum revenue from its extensive portfolio of properties, and with the rising costs of maintaining prospecting and other licences in Tanzania, management decided to drop some licences. A technical team was formed to





review the prospectivity of the entire licence portfolio in Tanzania and propose to management licences to be dropped. Thirty-nine licences were proposed to be dropped by the technical team and the licences were approved for relinquishment by the Company's Technical Committee.

Closing Remarks

Despite many years of turbulence in the global mining industry and along with that, many years of difficulty in raising financing for mining ventures, your Company has beaten the odds towards the mining stage. You are well on your way to experiencing your first gold pour. We have received advice, numerous complaints and at times hard and tough remarks and have taken all of them positively and used them to build rather than to break your Company. We have embraced your advice, views and remarks. Management has remained steadfast in its resolve to implement its development plan.

This is your Company. This is your investment. This is your opportunity. Together, we shall grow. Together, we shall overcome. Together, we shall prosper.

Sincerely,

Joseph Kahama
Chairman, Chief Operating Officer (Tanzania)



NOTES

Corporate Information

Canadian Office
Suite 4400
Scotia Plaza, 40 King Street W
Toronto, Ontario M5H 3Y4

Toll Free: 1.844.364.1830

Connecticut Office
Box 577
Sherman, CT 06784

Tel: 860.364.1830
Fax: 860.364.0673

E-mail
tnxcorporate@tanzanianroyalty.com

Website
www.tanzanianroyalty.com

Exploration Office
P.O. Box 10953
Mwanza, Tanzania

Stock Exchange Listings

- TORONTO STOCK EXCHANGE
  Trading Symbol: **TNX**
- NYSE MKT LLC
  Trading Symbol: **TRX**

Share Capital
Issued and Outstanding
101,325,880 (August 31, 2014)

Registered Office
Norton Rose Canada LLP
Suite 3700, 400 Third Avenue, SW
Calgary, AB, Canada T2P 4H2

Legal Counsel
Borden Ladner Gervais LLP
Scotia Plaza, 40 King Street, W
Toronto, ON Canada M5H 3Y4

Auditors
Ernst & Young LLP
Suite 2300, 700 West Georgia Street
Vancouver, BC, Canada V7Y 1C7

Transfer Agent and Registrar
Computershare Trust
Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, BC, Canada V6C 3B9

Directors/Officers

James E. Sinclair
President and CEO, Director

Joseph Kahama*
Chairman, Chief Operating Officer (Tanzania), Director

William Harvey** B.A., Ph.D.
Director

Ulrich Rath** B.Sc.(Hons), M.Sc.(Geol.)
Director

Rosalind Morrow B.A., B.Ed.,LL.B.
Director

Norman Betts** PhD., FCA
Director

Abdulkarim Mruma* PhD., FCA, M.Sc.(Geology), B.Sc.(Geology)
Director

Marco Guidi CPA
Chief Financial Officer

Donna Moroney
Corporate Secretary

**Member Technical Committee*
***Member Audit and Compensation Committee*

Tanzanian Royalty
EXPLORATION CORPORATION
www.tanzanianroyalty.com

Tanzanian Royalty
EXPLORATION CORPORATION



www.tanzanianroyalty.com